

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

<u>Via E-mail</u>
Ms. Pamela J. Verkler
Vice President and Chief Financial Officer
IF Bancorp, Inc.
201 East Cherry Street
Watseka, Illinois 60970

      **Re:    IF Bancorp, Inc.**
             **Form 10-K for the Fiscal Year Ended June 30, 2013**
             **Filed September 23, 2013**
             **File No. 001-35226**

Dear Ms. Verkler:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Paul Cline

                                   Paul Cline
                                   Staff Accountant